================================================================================

                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                -----------------
                                    FORM 6-K

                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of April, 2002



                                3DLABS INC., LTD.
             (Exact name of registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                    REID HALL
                             HAMILTON HM11, BERMUDA
                    (Address of principal executive offices)

                                 NOT APPLICABLE
                     (I.R.S. employer identification number)


        Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                          Form 20-F [X]    Form 40-F  [ ]

        Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                               Yes  [ ]  No  [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
               82-  N/A


================================================================================

                                                                    News Release

CONTACT INFORMATION:
Osman Kent               Hildy Shandell                      Lillian  Armstrong
President and CEO        Executive Vice President and CFO    Lippert/Heilshorn & Assoc.
(408) 530-4787           (408) 530-4718                      (415) 433-3777
osman.kent@3dlabs.com    hildy.shandell@3dlabs.com           lillian@lhai-sf.com

                    3DLABS REPORTS FIRST QUARTER 2002 RESULTS
         - PROVIDES UPDATE ON ACQUISITION BY CREATIVE TECHNOLOGY, LTD. -

HAMILTON, BERMUDA -- APRIL 24, 2002 - 3Dlabs(R), Inc. Ltd. (NASDAQ:TDDD) today announced unaudited financial results for the first quarter ended March 31, 2002. The company also provided an update on the status of its previously announced definitive agreement to be acquired by Creative Technology Ltd.

Total revenues for the first quarter of 2002 were $13.6 million compared to $10.1 million in the fourth quarter of 2001, an increase of 35%. The Company reported a loss from operations of ($4.9) million compared to ($16.1) million in the fourth quarter of 2001.

3Dlabs reported a loss before amortization of goodwill of ($6.1) million, or ($0.20) per share, compared to a loss before amortization of goodwill of ($8.9) million, or ($0.29) per share, in the fourth quarter of 2001.

"Revenues in the first quarter improved 35% sequentially, and reflected initial shipments of our recently announced Wildcat III product line," stated Osman Kent, Chairman and CEO of 3Dlabs. "This leading edge product line has been well received, and we expect it to make a significant contribution to revenues in the second quarter of 2002."

"We believe the combined resources of 3Dlabs and Creative Technology will greatly increase the sales opportunities for our products," Kent continued. "We have continued to invest substantial resources in developing a new visual processing architecture, and expect to introduce products based on this technology and targeted at the desktop market in the second half of 2002. Our acquisition by Creative continues on track, and we remain focused on creating a leading force in the graphics market."

UPDATE ON PROPOSED ACQUISITION BY CREATIVE TECHNOLOGY, LTD.

On April 9, 2002, 3Dlabs mailed to shareholders of record as of April 2, 2002, a proxy statement regarding the previously announced definitive agreement with Creative Technology to acquire 3Dlabs. The Board of Directors recommends that all shareholders vote in favor of the proposals contained in the proxy statement and submit their proxies in advance of the meetings. Shareholder meetings on this matter will be held on May 9, 2002, in Hamilton, Bermuda. It is anticipated that the acquisition will close before the end of May.

CONFERENCE CALL INFORMATION

The Company will conduct a conference call at 2:00 PM, Pacific time, on Wednesday, April 24th to discuss the acquisition and its first quarter results. You may access the call in the United States by dialing 1-888-443-9989 or via the Internet at www.3dlabs.com. International callers may listen to the call by dialing 1-706-634-0167. A replay of the call will be available for 48 hours, two hours after the live call ends and at the 3Dlabs web site. To access the telephone replay from the United States please dial 1-800-642-1687, with passcode 3871860. International callers please dial 1-706-645-9291, with passcode 3871860.

ABOUT 3DLABS

3Dlabs is a market-leading graphics vendor, supplying graphics accelerator solutions for professionals in Computer Aided Design (CAD), Digital Content Creation (DCC) and visual simulation markets. Its award-winning Oxygen and Wildcat graphics are available in the industry's top OEM workstations, through an international distributor/reseller network, and directly to end-users at 3Dlabs' online store. For more information on 3Dlabs, visit www.3dlabs.com.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements about renewed strength in the Company's business in coming quarters, shipments of products based on new Wildcat III technology to customers in coming quarters, and anticipated new product introductions based on the Company's new visual processing architecture in the second half of 2002. These statements are subject to risks and uncertainties which may cause actual results and events to differ materially. These risks and uncertainties include the risk that the acquisition of the Company by Creative is not completed due to the failure to satisfy one or more closing condition or a variety of other factors, the ability of the Company to secure an adequate supply of components from its vendors, the ability of the Company's contract manufacturers to produce an adequate supply of products in a timely manner, the ability of the Company to bring new products to market based on its new visual processing architecture and the risk that these products will not gain market acceptance, the ability of the Company to obtain and keep design wins for its Wildcat III and next generation Oxygen products, as well as the ability of Creative to successfully exploit the technological and market position of 3Dlabs.

3Dlabs, Oxygen, Wildcat and Permedia are trademarks or registered trademarks of 3Dlabs Ltd., 3Dlabs Inc. Ltd. or 3Dlabs Inc. in the United States and/or other countries. All other trademarks are acknowledged and recognized.

                                - Tables Follow -


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

                                3DLABS INC., LTD.
            PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                    Three Months Ended
                                           March 31,    December 31,   March 31,
                                             2002          2001          2001
                                           --------     -----------    --------
Revenues                                   $ 13,581      $ 10,153      $ 24,960

Cost of revenues                              9,266         7,160        14,448
Inventory reserves                               --         9,766            --
                                           --------      --------      --------
Total cost of revenues                        9,266        16,926        14,448

Gross profit                                  4,315        (6,773)       10,512

Operating expenses:
 Research and development                     4,945         5,173         5,242
 Sales and marketing                          1,995         1,835         3,380
 General and
  administrative                              2,243         2,225         2,714
 Costs related to reduction in
  force and restructuring                        --           118         1,439
                                           --------      --------      --------
Total operating expenses                      9,183         9,351        12,775

Loss from operations                         (4,868)      (16,124)       (2,263)

Other expense, net                             (518)       (2,477)         (308)
                                           --------      --------      --------
Loss before income
 taxes and amortization                      (5,386)      (18,601)       (2,571)
Provision for income taxes                      715           218           471
                                           --------      --------      --------

Loss before amortization                   $ (6,101)     $(18,819)     $ (3,042)
                                           ========      ========      ========
Loss per share before
 amortization                              $  (0.20)     $  (0.62)     $  (0.13)
                                           ========      ========      ========

Loss before amortization and
 special items                             $ (6,101)     $ (8,935)     $ (1,603)
                                           ========      ========      ========
Loss per share before
 amortization and special items            $  (0.20)     $  (0.29)     $  (0.07)
                                           ========      ========      ========

Weighted average shares used in
 computing net loss per share-
 basic and diluted                           30,466        30,326        23,132
                                           ========      ========      ========


Pro forma statements of operations are intended to present the Company's operating results excluding amortization of goodwill and other intangibles and special items for the periods presented.

During the three-month periods ending March 31, and December 31, 2001, the special items represented charges related to inventory reserves and reduction in force.

The format presented above is not in conformity with generally accepted accounting principles. Please refer to the Company's website (www.3dlabs.com) for the Company's statements of operations for this reported period in accordance with generally accepted accounting principles, and for the "Reconciliation of Pro Forma Net Loss to

GAAP Net Loss."

                                3DLABS INC., LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                        March 31,     December 31,
                                                          2002            2001
                                                        ---------     ------------
                                                      (Unaudited)
    Assets
    Current assets:
     Cash and short-term investments                    $ 15,449       $ 10,398
     Trade and other accounts receivable, net              9,883         11,941
     Inventories                                           3,513          7,828
     Prepaid expenses and other current assets             1,391          1,628
                                                        --------       --------
      Total current assets                                30,236         31,795
    Property and equipment, net                            9,932         10,856
    Other long-term assets                                   758            758
    Intangible assets, net                                21,081         21,620
                                                        --------       --------
      Total Assets                                      $ 62,007       $ 65,029
                                                        ========       ========
    Liabilities and Shareholders' Equity
    Current liabilities:
     Short-term obligations                             $  8,094       $ 10,131
     Accounts payable and accrued liabilities             11,857         15,761
     Income taxes payable                                  2,466          3,399
     Current portion of capital lease obligations          3,631          3,633
                                                        --------       --------
      Total current liabilities                           26,048         32,924

    Convertible debt                                      30,715         20,385
    Non-current portion of capital lease
     obligations                                           5,715          6,031
                                                        --------       --------
      Total Liabilities                                   62,478         59,340
    Shareholders' Equity
     Common stock                                            308            303
     Treasury stock                                          (84)           (84)
     Additional paid-in capital                           71,773         71,233
     Accumulated comprehensive loss                      (72,468)       (65,763)
                                                        --------       --------
    Total shareholders' equity                              (471)         5,689
                                                        --------       --------
    Total Liabilities and Shareholders'
     Equity                                             $ 62,007       $ 65,029
                                                        ========       ========




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

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             3DLABS INC., LTD.



                                             By: /s/ Hildy Shandell
                                                 ------------------------------
                                                 Hildy Shandell
                                                 Chief Financial Officer

Dated: April 25, 2002




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